ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 23, 2018	Robert Schmidt T +1 617 951 7831 F +1 617 235 9425 robert.schmidt@ropesgray.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Lisa N. Larkin

Re:	Stone Ridge Trust III (the “Trust”)

File Numbers: 333-216308; 811-23018

Dear Ms. Larkin:

The purpose of this letter is to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided to Ropes & Gray LLP on February 2, 2018 regarding the Trust’s Post-Effective Amendment No. 1 (“PEA No. 1”) to its Registration Statement on Form N-2 (the “Registration Statement”) for the Stone Ridge All Asset Variance Risk Premium Fund (the “Fund”). PEA No. 1 was filed with the SEC pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-2 on December 19, 2017, and is scheduled to become effective on March 1, 2018.

Where applicable, the responses below will be reflected in the Trust’s Registration Statement, which will be filed on Form N-2 on or before March 1, 2018. For your convenience in reviewing the Fund’s responses, your comments and suggestions are summarized below and are each immediately followed by the Fund’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

General

1.

Staff Comment: The Staff notes that the facing sheet of PEA No. 1 states that the prospectus filed with the amendment relates to two registration statements “pursuant to Rule 429” under the 1933 Act. Please explain the manner in which the Fund is relying on Rule 429 under the 1933 Act in connection with this filing.

Response: The Fund submits that it is relying on Rule 429 in a manner that is consistent with the Rule, which provides, in relevant part, that:

Where a registrant has filed two or more registration statements, it may file a single prospectus in the latest registration statement in order to satisfy the requirements of the Act and the rules and regulations thereunder for that offering and any other offering(s) registered on the earlier registration statement(s)…. The combined prospectus may be filed as part of the initial filing of the latest registration statement, in a pre-effective amendment to it or in a post-effective amendment to it.

The Fund currently has two effective registration statements. The Fund initially registered shares under Registration Statement File No. 333-201265 (effective March 23, 2015) and registered additional shares under Registration Statement File No. 333-216308 (effective March 1, 2017). Insofar as future sales of Fund shares may be deemed to take place under either of these registration statements, the Fund wishes to maintain a current prospectus under both registration statements. Accordingly, the Fund filed PEA No. 1 as an amendment to its most recent registration statement, Registration Statement File No. 333-216308, pursuant to Rule 486 under the 1933 Act. Consistent with Rule 429, the Fund indicated on the facing sheet of the filing that the updated prospectus also applies to the Fund’s other, preexisting registration statement.

Prospectus

Cover

2.	Staff Comment: Please revise the last italicized bullet point under “Investment Adviser” to state, if applicable, that distributions may be funded from borrowings.

Response: Form N-2 does not require that the Fund include the requested disclosure on the cover of its prospectus. However, the Fund has added the requested disclosure under “Prospectus Summary—Distributions.”

Prospectus Summary

3.

Staff Comment: The bullet point at the bottom of page 2 of the prospectus states that the Fund may invest in privately offered equity and debt securities. Please explain, supplementally, the extent to which the Fund invests in third-party hedge funds or private equity funds that are exempt from registration under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund does not currently hold interests in any third-party hedge funds or private equity funds that are exempt from registration under Section 3(c)(1) or 3(c)(7) under the 1940 Act.

4.

Staff Comment: In the second full paragraph on page 3 of the prospectus, please add disclosure explaining what is included in “other offsetting derivative positions,” unless such disclosure is already included elsewhere.

Response: The Fund respectfully submits that its existing derivatives-related disclosure appropriately describes the positions the Fund may enter into in connection with its delta-hedging activities. The strategy and risk-related disclosure in the Fund’s prospectus, as well as the disclosure included under “Additional Investment Information, Risks and Restrictions” in the Statement of Additional Information (“SAI”), contains extensive disclosure about the different types of derivatives positions that the Fund may employ. The Fund’s delta-hedging would not involve activities outside the scope of this disclosure. Nevertheless, in response to the Staff’s comment, the Fund has added an example to the referenced paragraph, as follows:

The Fund may (but is not obligated to) seek to hedge its exposure to price movements in the assets or other references underlying the Fund’s investments (“Underlying Reference”) by taking long or short positions in the underlying assets, related assets or other offsetting derivative positions, such as by hedging options on an index with futures on that same index (this is known as “delta hedging”).

5.

Staff Comment: In its fund summary and elsewhere, the Fund states that it is subject to “credit risk and fraud risk” associated with brokers and futures commission merchants. Please explain supplementally why the Fund is subject to these risks.

Response: As described in the “Prospectus Summary” and under “Principal Investment Policies,” the Fund may have substantial exposure to derivatives. The Fund is typically required to post margin in connection with these positions and, in some cases, may post margin directly to a broker or FCM. To the extent the Fund posts margin in this manner, it is exposed to credit risk and fraud risk related to the receiving party.

6.

Staff Comment: Please consider whether the following disclosure is still applicable given how long the Fund has been operating: “The Fund has a limited history of operations and is designed for long-term investors and not as a short-term trading vehicle.”

Response: The identified sentence has been deleted.

Controlled Foreign Corporation (“CFC”)-Related Comments

7.

Staff Comment: In an appropriate place, please disclose that the Fund complies with (i) the provisions of Section 8 of the 1940 Act governing investment policies, and (ii) capital structure and leverage restrictions under Section 18 of the 1940 Act, in each case on an aggregate basis with the Fund’s CFC.

Response: The Fund confirms that it complies with the provisions of Section 8 of the 1940 Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the 1940 Act, in each case on an aggregate basis with the CFC. However, the Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

8.

Staff Comment: In an appropriate place, please disclose that the investment adviser to the CFC complies with the provisions of Section 15 of the 1940 Act relating to investment advisory contracts as an investment adviser to the Fund within the meaning of Section 2(a)(20) of the 1940 Act.

Response: The Fund confirms that the adviser to the CFC complies with the provisions of Section 15 of the 1940 Act relating to investment advisory contracts as an investment adviser to the Fund within the meaning of Section 2(a)(20) of the 1940 Act. However, the Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

9.

Staff Comment: In an appropriate place, please disclose that the CFC complies with provisions relating to affiliated transactions and custody under Section 17 of the 1940 Act. Please identify the custodian of the CFC.

Response: The Fund confirms that the CFC complies with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder. The CFC has the same custodian as the Fund, U.S. Bank NA. However, the Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

10.	Staff Comment: In an appropriate place, please disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

Response: The principal investment strategies and principal risks already disclosed in the Registration Statement appropriately reflect the aggregate operations of the Fund and the CFC. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

11.	Staff Comment: Please supplementally confirm each of the following points:

i.	That the financial statements of the CFC will be consolidated with those of the Fund;

ii.	That the CFC’s management fee will be included in “Management Fees” in the Fund’s fee table;

iii.	That the CFC’s expenses will be included in “Other Expenses” in the Fund’s fee table;

iv.	That the CFC and its board of directors have designated an agent for service of process in the United States; and

v.	That the CFC and its board of directors will agree to inspection by the Staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: The Fund so confirms.

“Fund Expenses” Section

12.	Staff Comment: Please disclose any fees that apply to dividend reinvestments, or confirm that there are no such fees. See Item 3 of Form N-2.

Response: The Fund confirms that there are no dividend reinvestment fees.

13.	Staff Comment: Please add a line for “Interest Payments on Borrowed Funds,” or supplementally confirm that this line is not needed. See Item 3.1 of Form N-2.

Response: The Fund confirms that this line item is not needed.

14.

Staff Comment: Please revise footnote 4 to clarify that that the expense limitation arrangement is a contractual obligation of the Adviser.    If the Adviser intends to limit expenses on a purely voluntary basis, please remove footnote 4 from the fee table.

Response: The referenced disclosure, in relevant part, has been revised as follows:

[T]he Adviser has contractually agreed to pay or otherwise bear operating and other expenses of the Fund….

“Risk Considerations” Section

15.

Staff Comment: Under “Repurchase Offers Risk,” unless included elsewhere in the Registration Statement, please disclose the risk that repurchases by the Fund may affect the ability of the Fund to qualify as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended, in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities. If applicable, please also disclose the risk of loss from currency fluctuations that may happen between the date of tender and the Repurchase Pricing Date if the Fund has invested all or a portion of its portfolio in foreign markets.

Response: The Fund already discloses the risk of failure to qualify as a RIC with the following language under “Distributions and Federal Income Tax Matters” in the prospectus:

The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied.

The Fund also believes that its existing disclosure sufficiently addresses the risk of currency fluctuations during the redemption process. The Fund states under “Periodic Repurchase Offers” that “[t]he Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and the Repurchase Pricing Date and Repurchase Payment Deadline.” Currency fluctuations are discussed broadly under “Risk Considerations—Currency Risk” and elsewhere in the Registration Statement and are identified as a factor that could negatively affect the value of Fund assets. The Fund believes that additional disclosure regarding the potential effect of currency movements on redemptions is unnecessary.

“Management of the Fund” Section

16.	Staff Comment: If the Fund’s adviser is controlled by another person, please name the other person and describe the nature of the person’s business. See Item 9 of Form N-2.

Response: In response to the Staff’s comment, the Fund has revised the disclosure as follows:

Stone Ridge acts as the Fund’s investment manager under an Investment Management Agreement (the “Management Agreement”). Stone Ridge’s principal office is located at 510 Madison Avenue, 21st Floor, New York, New York 10022. As of December 31, 2017, Stone Ridge managed approximately $14.1 billion of assets. Stone Ridge is a Delaware limited liability company and is controlled by Stone Ridge Holdings Group LP, a holding company for the Adviser and its affiliates.

17.	Staff Comment: The Staff notes that the below disclosure appears under the “Adviser” heading:

Stone Ridge may voluntarily reimburse any fees and expenses of the Fund but is under no obligation to do so. Any such voluntary reimbursements may be terminated at any time.

This disclosure may be read to suggest that the expense limitation arrangements described in footnote 4 to the Fund’s fee table are voluntary and not contractual. Please clarify as appropriate.

Response: The Fund confirms that the expense limitation referenced in footnote 4 to its fee table is a contractual obligation of the Adviser. The following clarifying revision has been made to the referenced disclosure:

Separately from the contractual expense limitation referenced under “Fund Expenses” above, Stone Ridge may voluntarily reimburse any fees and expenses of the Fund but is under no obligation to do so. Any such voluntary reimbursements may be terminated at any time.

18.	Staff Comment: Under the “Administrator” heading, please include the specific rate of payment for fees paid to the Administrator. See Item 9.1.d of Form N-2.

Response: The Fund respectfully submits that the current disclosure appropriately addresses the requirement of Item 9.1.d. of Form N-2. Item 9.1.d requires the Fund to provide a “description of…the compensation to be paid” to the Administrator but does not specifically ask for a numerical rate. The Fund’s disclosure states that it compensates its Administrator “at rates that are determined based on the aggregate net assets of the funds in the Stone Ridge fund complex, with each fund paying a pro rata portion of the fee allocated on the basis of the funds’ net assets.” The Administrator’s fees are paid in arrears pursuant to schedules that establish different fee rates based on the size of the Stone Ridge complex, subject to minimums, certain expense reimbursements and other adjustments. As a result, the Fund cannot provide a meaningful single percentage rate that will determine the fees to be paid going forward. The Fund notes, furthermore, that under “Investment Advisory and Other Services—Other Service Providers—Administrator” in the SAI, the Fund specifies the fees paid to the Administrator during the most recent three fiscal periods ending October 31.

“Dividend Reinvestment Plan” Section

19.

Staff Comment: Please disclose how shareholders may terminate their participation in the dividend reinvestment plan and any rights they have upon termination. Please disclose any of the income tax consequences of participation in the Fund’s dividend reinvestment plan. For example, consider disclosing that capital gains and income are realized by shareholders even when cash distributions are not received. Please also disclose the type and amount of fees, commissions and expenses payable by participants in connection with the plan. See Item 10.1.e of Form N-2.

Response: The below disclosure has been added at the end of the “Dividend Reinvestment Plan” section:

By notifying the Transfer Agent or your financial intermediary, as appropriate, you may terminate your participation in the dividend reinvestment plan. After terminating, as long as you hold Fund Shares, you may re-enroll in the dividend reinvestment plan by notifying the Transfer Agent or your financial intermediary.

The Fund respectfully submits that its existing prospectus disclosure adequately describes the tax consequences of participation in the Fund’s dividend reinvestment plan. Specifically, the Fund includes disclosure under “Dividend Reinvestment Plan” that states, “Your taxable income is the same regardless of which option you choose.” In addition, in the “Distributions and Federal Income Tax Matters” section, the current disclosure states, “In general, you will be taxed on the distributions you receive from the Fund, whether you receive them as additional Shares or in cash.” Each of these statements indicates that capital gains and income are realized even when cash distributions are not received.

The Fund also supplementally confirms that there are currently no fees associated with its dividend reinvestment plan.

Back Cover

20.	Staff Comment: Please add language regarding dealer prospectus delivery obligations as required by Rule 481(e) under the 1933 Act, or confirm that it does not apply. See Item 2.3 of Form N-2.

Response: The Fund confirms that the Rule 481(e) disclosure is not applicable to the Fund.

Statement of Additional Information

Additional Investment Information and Restrictions

21.

Staff Comment: Please supplementally acknowledge the following: When the Fund enters into total return swaps (“TRS”), it must set aside an appropriate amount of liquid assets as determined per SEC and Staff guidance, or else the TRS will be deemed senior securities for purposes of Section 18 of the 1940 Act. The SEC has issued a release proposing further regulation of the use of derivatives by funds for purposes of Section 18. Accordingly, please be aware that the SEC could issue a new rule or guidance related to the use of derivatives, which could impact the manner in which the Fund operates.

Response: The Fund acknowledges the Staff’s comment. The Fund is aware that the SEC could issue a new rule or guidance further regulating the use of derivatives by funds.

22.	Staff Comment: Please confirm supplementally that if the Fund writes credit default swaps (“CDS”), it will segregate liquid assets equal to the full notional amount of the CDS.

Response: The Fund evaluates its derivative positions for purposes of asset segregation based on the nature of the Fund’s obligation under each distinct type of derivative instrument (which may be based, in whole or in part, on market value or notional value), in a manner the Fund believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. As noted in the prior response, the Fund is aware that the Staff may develop further guidance in this area in the future. The Fund does not write CDS on individual credits, but may write centrally-cleared cash-settled credit index (“CDX”) swaps. For those swaps, the Fund segregates liquid assets at least equal to the market value.

23.	Staff Comment: Under “Investment Restrictions,” please describe any fundamental policy regarding short sales, purchases on margin and the writing of put and call options. See Item 17.2 of Form N-2.

Response: The Fund does not have any fundamental policies regarding short sales, purchases on margin or the writing of put and call options.

Trustees and Officers

24.	Staff Comment: Please add a parenthetical to further explain the “self-employed” occupation listed in Jeffery Ekberg’s biography.

Response: Further explanatory disclosure has been added.

*         *         *

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 951-7831 or robert.schmidt@ropesgray.com.

Very truly yours,

/s/ Robert Schmidt

Robert Schmidt

cc:	Lauren D. Macioce, Stone Ridge Asset Management LLC

James T. Rothwell, Stone Ridge Asset Management LLC

Gregory C. Davis, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP